FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject- Forfeiture of equity shares (Follow on public issue of 2007).

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Bank had issued notice of forfeiture to shareholders to whom shares were allotted in the Follow on Public issue of the Bank in 2007 and who were yet to pay the call amounts on the shares. The notice of forfeiture was sent to shareholders with the approval of the Share Transfer & Shareholders’/Investors’ Grievance Committee (Committee) pursuant to the authority delegated to it by the Board. The approach for forfeiture which was approved by both the Committee and the Board was that instead of forfeiting the entire quantity of shares on which calls were unpaid, the amounts already paid by the shareholders may be applied against the amounts due from them after adjusting the dividends due and accrued on the shares on which call money was unpaid and accordingly a proportionate number of shares out of the total number be assigned as fully paid and the balance shares be forfeited.

Pursuant to the authority granted by the Board to the Share Transfer & Shareholders’/Investors’ Grievance Committee (Committee) and the forfeiture approach as outlined above, out of 225,389 equity shares on which calls were in arrears, the Committee at its meeting held on January 28, 2014 approved the forfeiture of 154,486 equity shares and the transfer of remaining 70,903 equity shares from the partly paid to the fully paid category.

We also wish to inform you that with respect to 150 shares, the matters being subject to litigation, the action with respect to forfeiture or otherwise of these shares will be based on the outcome of the litigation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 28, 2014	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan

			Title :	Deputy General Manager